UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 3)

This Amendment No.3 (this “Amendment”) amends the Tender Offer Statement (together with any amendments and supplements thereto, the (“Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on January 23, 2026, as amended by Amendment No. 1 to Schedule TO filed on January 27, 2026, and Amendment No. 2 to the Schedule TO filed on February 2, 2026 (the “Schedule TO”), by Zoomcar Holdings, Inc., a Delaware corporation (the “Company” or “Zoomcar”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO

Item 2. Subject Company Information.

The Schedule TO is hereby amended to restate language in Clause (b) of “Item 2. Subject Company Information” as follows:

(b) Securities. The subject securities of this Offer to Exchange are the Eligible Warrants described above. There is no trading market for the Eligible Warrants. The Eligible Warrants were privately issued and are not deposited with The Depository Trust Company. As of January 22, 2026, there were an aggregate of 19,738 Common Warrants, 3,312,437 Series A Warrants, 781,122 Series B Warrants, 5,306,013 Pre-Funded Warrants, 5,297 Bridge Placement Agent Warrants, 53,447 Placement Agent Warrants, and 106,893 Series A Placement Agent Warrants, outstanding and eligible to participate in the Offer to Exchange. Assuming all eligible Existing Warrants are tendered and accepted for exchange, the Company would issue an aggregate of up to 49,412,089 shares of Common Stock. The number of shares of Common Stock issuable in the Offer to Exchange is subject to the Company having a sufficient number of authorized and unissued shares of Common Stock available for issuance, including as a result of the Authorized Share Increase.

Amendment to the Offer to Exchange

The Company amends the Offer to Exchange to update the number of Common Warrants as on the Record Date. The amended Offer to Exchange is filed as Exhibit (a)(1)(A) to this Amendment and is incorporated herein by reference.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as listed below:

Exhibit	Description
(a)(1)(A)*	Offer to Exchange, as amended, March 2, 2026.
(a)(1)(B)**	Form of Letter of Transmittal and Consent (Common Warrants) (incorporated by reference to Exhibit (a)(1)(B) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(C)**	Form of Letter of Transmittal and Consent (Series A Warrants) (incorporated by reference to Exhibit (a)(1)(C) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(D)**	Form of Letter of Transmittal and Consent (Series B Warrants) (incorporated by reference to Exhibit (a)(1)(D) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(E)**	Form of Letter of Transmittal and Consent (Pre-Funded Warrants) (incorporated by reference to Exhibit (a)(1)(E) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(F)**	Form of Letter of Transmittal and Consent (Bridge Placement Agent Warrants) (incorporated by reference to Exhibit (a)(1)(F) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(G)**	Form of Letter of Transmittal and Consent (Placement Agent Warrants) (incorporated by reference to Exhibit (a)(1)(G) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(H)**	Form of Letter of Transmittal and Consent (Series A Placement Agent Warrants). (incorporated by reference to Exhibit (a)(1)(H) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(I)**	Form of Notice of Withdrawal. (incorporated by reference to Exhibit (a)(1)(I) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(J)**	Form of Letter to Warrant Holders. (incorporated by reference to Exhibit (a)(1)(J) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(1)(K)**	Press Release announcing commencement of the Offer to Exchange (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 23, 2026).
(a)(1)(L)#	Form of Warrant Amendment(s) (if applicable).
(a)(1)(M)**	Form of Lock-Up Agreement (incorporated by reference to Exhibit (a)(1)(M) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(A)**	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on December 26, 2024).
(d)(1)(B)**	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(C)**	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(D)**	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 18, 2025).
(d)(1)(E)**	Form of Bridge Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(E) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(F)**	Form of Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(F) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(d)(1)(G)**	Form of Series A Placement Agent Warrant. (incorporated by reference to Exhibit (d)(1)(G) to the Amendment No.1 Schedule TO filed by Zoomcar Holdings, Inc. with the SEC on January 27, 2026).
(a)(5)(A)**	Part II, Item 8 of the Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 30, 2025 and incorporated herein by reference.
(a)(5)(B)**	Part I, Item I of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 14, 2025 and incorporated herein by reference.
107**	Fee Table

*	Filed herewith
**	Previously Filed.
#	To be filed by amendment, if necessary.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: March 2, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

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